October 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DeRosa

Re:	CASI Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-207304

Request for Acceleration

Ladies and Gentlemen:

CASI Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-3 (File No. 333-207304), so that it may become effective at 4:00p.m. Eastern Time on October 15, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CASI PHARMACEUTICALS, INC.

By:	/s/ Cynthia W. Hu
Name: Cynthia W. Hu
Title: Chief Operating Officer